RiverNorth Opportunistic Municipal Income Fund, Inc.

433 W. Van Buren Street, 1150-E

Chicago, IL 60607

May 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4720

Re:	RiverNorth Opportunistic Municipal Income Fund, Inc. (the "Registrant") Request for Withdrawal of Registration Statement on Form N-2 SEC File No. 333-237863

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), the Registrant respectfully requests withdrawal of the Registration Statement filed via EDGAR on Form N-2 under the 1933 Act (File No. 333-237863), together with all exhibits thereto (collectively, the "N-2"), on April 27, 2020, under its EDGAR access codes (Accession No. 0001398344-20-008534).

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-2.

The Registrant is requesting the withdrawal of the N-2 after further consideration and discussions with the Securities and Exchange Commission ("Commission") staff. The Registrant believes that withdrawal of the N-2 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-2.

Should you have any questions regarding this filing, please contact David L. Williams of Faegre Drinker Biddle & Reath LLP at (312) 569-1107.

Sincerely,

/s/ Marcus L. Collins
Marcus L. Collins
Secretary and Chief Compliance Officer